

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China

> **Re: WeRide Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 1, 2023**
> **CIK No. 0001867729**

Dear Tony Xu Han:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 1, 2023

Cover Page

1. We note your response to prior comment 3 and reissue the comment. Notwithstanding that you completed the unwinding of the VIE structure we continue to believe that your corporate structure subjects you to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership of technology companies.

VIE Consolidation Schedule, page 18

2.   We note your response to our prior comment 8. However, since the schedules presented are for the years ended December 31, 2022 and 2021 before you unwound the VIE structure, the references in the Consolidating Schedule should be to the VIE. Please revise accordingly.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 95

3.   We note you do not present any statistical data in your Management's Discussion and Analysis of Financial Conditions and Results of Operations. In this regard, tell us how you considered Item 5 of Form 20-F as it relates to the presentation of other statistical data that the company believes will enhance a reader's understanding of the company's financial condition, cash flows and other changes in financial condition, and results of operations.

Results of Operations, page 103

4.   We note on page 8 you discuss taxi services through your WeRide Go app and autonomous freight-as-a-service revenue. However, these services are not mentioned in your Results of Operations. Please disclose how these services have affected your Results of Operations.

5.   We note your statement that, "Our product revenue increased from RMB101.6 million in 2021 to RMB337.7 million (US$49.0 million) in 2022, primarily due to the increase in the sales of our autonomous driving vehicles and related sensor suites." To give investors insight into what drove your revenue growth, please expand your disclosure to state what specific products drove the revenue growth. Your disclosure should provide both quantitative and qualitative description of the reasons for the underlying material changes. We refer to guidance in Item 5 of Form 20-F.

6.   You state that "service revenue increased from RMB36.6 million in 2021 to RMB189.8 million (US$27.5 million) in 2022, primarily due to the increase in revenue generated from ADAS solutions." Please describe in detail the ADAS solutions services that were provided and the underlying reason for the increase in ADAS solutions revenue. We note that on page 8 you refer to certain ADAS solutions that will go to market in 2023. As such, it is not clear what ADAS solutions drove historical revenue versus what ADAS solutions you expect to provide in the future. Clarify throughout the filing.

7.   Your current discussion of cost of revenue and gross profit is too general and does not provide enough quantitative and qualitative detail as to the reasons for material fluctuation in those line items. Please expand your disclosure to provide investors with more detail about what specific products and services drove the material fluctuations in those line items. We refer to guidance in Item 5 of Form 20-F.

8. On page 105 you state, "We expect to narrow our loss in the foreseeable future." Please expand your disclosure by referencing specific trends and strategies that will allow you to narrow your loss in the future. Disclose specific line items that will be affected. Also, disclose the significant increase in stock compensation expense expected to be recorded in future periods if an IPO is effective and how this stock compensation expense will affect future net income (loss). We refer to your disclosure on pages 51 and 113-114.

Non-IFRS Financial Measures, page 107

9. We note your statement that "Adjusted net loss enables our management to assess our operating results without considering the impacts of the aforementioned non-cash adjustment items that we do not consider to be indicative of our core operations." We also note that one of your adjustments is for "fair value changes of financial liabilities measured at FVTPL." However, you do not adjust for "fair value changes of financial assets at FVTPL." This appears to be an unbalanced presentation of Non-IFRS adjusted net loss, please revise accordingly. Also, tell us why you do not adjust for net foreign exchange gain/(loss).

Liquidity and Capital Resources, page 108

10. We note that your financial assets at FVTPL and time deposits represent about 42% of your total assets as of December 31, 2022. Please disclose the jurisdiction(s) that hold these financial assets. Also, disclose the currency(ies) in which these assets are held.

Contractual Obligations, page 111

11. On page 150 you state, "We enter into separate contracts with OEM partners and Tier-1 supplier partner on market terms." Please confirm you do not have any contractual obligations related to these contracts.

Business
Overview, page 129

12. We note your response to prior comment 11. In order to provide context to your statement that you "operate one of the world's largest autonomous driving fleets, with over 500 vehicles" please disclose the number of vehicles sold for the periods presented.

Consolidated Financial Statements
Consolidated Statements of Profit or Loss, page F-3

13. We note your response to our comment 23. As noted in paragraph 1, IAS 1 prescribes the basis for presentation of general purpose financial statements and in paragraphs 81A - 105 it provides guidance on the presentation of the statement of profit or loss and other comprehensive income. Furthermore, paragraph 29 of IAS 1 indicates that items of a dissimilar nature or function shall be presented separately. Please explain to us the nature and function of the transactions that gave rise to your interest income and net foreign

exchange gain (loss) and why they are similar in nature and function to your primary sources of revenue. We note you present interest expense outside of operating losses.

Notes to Consolidate Financial Statements
2 Significant accounting policies, page F-18

14.   We note your disclosure on page 40 states, "We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us." Please disclose how you account for your warranty obligations. Refer us to your basis in the accounting literature.

(f) Intangible assets (other than goodwill), page F-21

15.   We note your response to comment 24 and your new disclosure in Note 2(z). However, the current disclosure in Note 2(f) continues to imply that certain development activities have been capitalized. Please revise to include disclosure in Note 2(f) that clearly states you have not capitalized any development activities.

(g) Other investments in debt and equity securities, page F-22

16.   It appears that at December 31, 2022 you have RMB 1.2 billion in financial assets at FVTPL. On page F-47 you state that they are non-equity investments which "represent wealth management products issued by banks with floating rates." Please provide a more detailed description of what these investments represent and their associated rates. Discuss how the floating rates are determined. Also, please reconcile the disclosure on page F-47 to your disclosure on page F-71 which indicates these financial assets are valued at Level 2 and are financial assets purchased from an open-ended mutual fund.

(x) Revenue and other income, page F-31

17.   On page 8 you discuss that you "provide robotaxi services through the WeRide Go app" and "provide autonomous freight-as-a-service." However, your revenue recognition policy does not appear to discuss these sources of revenue. Please provide a discussion of your revenue recognition policy as it relates to providing robotaxi services through your WeRide Go app and providing fright-as-a-service via your robovans. Also, disaggregate these revenue sources in your revenue footnote.

17 Contract assets and contract liabilities
(a) Contract assets, page F-45

18.   We note your disclosure on page F-45 where you state "The Group typically agrees to a retention period between one to three years for the sales of L4 autonomous driving vehicles and the related retentions are included in the contract assets until the end of the retention period as the Group's entitlement to the retentions is conditional on the Group's work satisfactorily passing retention period." In this regard, please tell us and disclose how you considered your revenue recognition policy as it relates to retentions being conditional on the Group's work satisfactorily passing the retention period. In other words, tell us how you meet the acceptance criteria if this type of retention period exists.

37 Subsequent events, page F-78

19.   We note your disclosure on page 204 states that on "January 19, 2023, we issued 1,524,259 Series D preferred shares to Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership) for a consideration of US$7,099,998.42." Please disclose this information and all significant post balance sheets events in your subsequent event footnote.

General

20.   Please provide a detailed legal analysis regarding whether the company and each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

21.   Please provide a legal analysis of whether the company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

       You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Haiping Li